LETTERHEAD OF ALTERNATE ENERGY SOLUTIONS, INC.

November 22, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:      Edward M. Kelly, Esq.
Terrence B. O’Brien
Dietrich A. King, Esq.
Tracey L. Houser

Re:         Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
Amendment No. 1 to Current Report on Form 8-K dated July 27, 2010 and filed October 28, 2010

Ladies and Gentlemen:

This letter sets forth the responses of Alternate Energy Solutions, Inc. (formerly The Forsythe Group Two, Inc.)("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2010 (the "Comment Letter") concerning Amendment No. 1 to the Company’s Current Report on Form 8-K dated July 27, 2010 and filed July 29, 2010 (“Form 8-K”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein are to page numbers in Amendment No. 2 to Current Report on Form 8-K ("Amendment No. 2"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Division of Corporation Finance
Securities and Exchange Commission
November 22, 2010

Exhibit 99.1

Balance Sheet, page F-2

1.
We note that you included the value of the shares of common stock issued for services on May 15, 2009 within common stock instead of under additional paid-in capital. As you state that the shares of your common stock have $0 par value, please revise your presentation to include the entire value under additional paid-in capital as this is the amount in excess of the par value.

Response:

In response to the Staff’s comment, we revised the Balance Sheet to reflect the value of the shares of common stock issued for services to include the entire value under additional paid-in capital.  The revision is included in the 10-Q filing for period ended September 30, 2010.

Note 8- Stockholders’ Equity, page F-11

2.
We note your response to comment 24 in our letter dated September 20, 2010. As it does not appear that you had a recent sales price of common stock as a basis for the $0.05 per value, please revise your disclosure to clarify that the value of the shares issued was based on the fair value of the services provided, if correct.   Otherwise, please revise your disclosure to clarify what the recent sales of common stock your disclosure is referencing.

Response:

In response to the Staff’s comment, we revised Note 8- Stockholders’ Equity to disclosure that the value of the shares issued was based on the fair value of the services provided.

Note 11- Subsequent Events, page F-12

3.
We note the recast consolidated statement of stockholders’ equity (deficit) statement that you provided through July 27, 2010 in response to comment 26 in our letter dated September 20, 2010. Please revise the draft recast statement to address the following:

•
Please revise the August 1, 2008 (inception) shares issued to founders to reflect the actual 13 million shares issued as shown in BioFuel Technologies, Inc.’s (BFT) historical financial statements. In this regard, we note that the conversion ratio for BFT’s shareholders on July 27, 2010 was one-for-one basis.

Division of Corporation Finance
Securities and Exchange Commission
November 22, 2010

•
The line item, effect of reverse merger, should reflect the shares outstanding for Forsythe at the date of the merger, which are 700,000 shares of common stock. With a par value $0.00001, the dollar value under common stock column should be $70. The total for the line item should be Forsythe’s total deficit at the date of the transaction less the debt not assumed by BFT. The amount recognized in additional paid-in capital is the difference between the total for line item and the par value.

Response:

In response to the Staff’s comment, we revised the Statement of Stockholders’ Equity (Deficit) as set forth in the statement below.  In addition, this revision is included in the 10-Q filing for period ended September 30, 2010.

BioFuel Technologies, Inc.
(A Development Stage Company)
Consolidated Statement of Stockholders' Equity (Deficit)

	Common Stock		Additional Paid	Stock	Retained
	Shares	Amount	In Capital	Payable	(Deficit)	Total
Balance August 1, 2008 (inception)	13,000,000	1,300	(1,300)	-	-	-

Donated Rent			19,366			19,366
Net Loss					(89,013)	(89,013)
Balance December 31, 2008	13,000,000	1,300	18,066	-	(89,013)	(69,647)

Stock issued for services-related party	1,170,000	117	58,383			58,500
Stock Payable- settlement				25,000		25,000
Net Loss					(331,444)	(331,444)
Balance December 31, 2009	14,170,000	1,417	76,449	25,000	(420,457)	(317,591)

Net Loss					(40,025)	(40,025)
Balance at March 31, 2010	14,170,000	1,417	76,449	25,000	(460,482)	(357,616)

Stock issued for services	100,000	10	4,990	-	-	5,000
Stock issued for cash	1,000	-	50		-	50
Stock issued for conversion of debt	426,134	43	213,024	3,097		216,164
Effect of reverse merger	700,000	70	(719)			(649)
Net Loss					(57,171)	(57,171)
Balance at July 27, 2010	15,397,134	1,540	293,794	28,097	(517,653)	(194,222)

Division of Corporation Finance
Securities and Exchange Commission
November 22, 2010

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (678) 489-6055 or our counsel, William P. Ruffa, Esq., at 212-355-0606.

Very truly yours,
Alternate Energy Solutions, Inc.
By:	/s/ Kenneth Rakestraw
Kenneth Rakestraw, President